Item 77-K
Form NSAR-B

Effective on January 6, 2005, Alan K. Geer, P.A. CPA ("Alan Geer") was dismissed as the principal accountant engaged to audit the financial statements of Adhia Funds, Inc. (the "Company"). Alan Geer performed the audit of the Company's financial statements for the years ended 1999 through 2003. During these periods and the subsequent interim period prior to their dismissal, there were no disagreements with Alan Geer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Alan Geer's satisfaction, would have caused Alan Geer to make reference to the subject matter of the disagreements in connection with Alan Geer's reports, nor were there any "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended ("Regulation S-K").

The audit reports of Alan Geer for the Company's years ended December 31, 1999 through 2003 did not contain an adverse opinion, or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

The Company has requested Alan Geer to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above by the Company. A copy of such letter, dated March 22, 2005, is filed as Exhibit 99.77K to this Form NSAR-B.

The Audit Committee of the Board of Directors of the Company approved the change in accountants described herein.



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March 22, 2005

Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We have read the first three paragraphs of Item 77-K included in the Form NSAR-B of Adhia Funds, Inc. dated March 22, 2005 to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,
/s/ Alan K. Geer, P.A., CPA